EXHIBIT 21

Subsidiaries of the Registrant

Third Avenue Development LLC. is a Texas limited liability corporation and a wholly owned subsidiary of Taylor Consulting Inc.

White Buffalo Property Solutions, LLC. is a Texas limited liability corporation and a wholly owned subsidiary of Taylor Consulting Inc.